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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Providence Service Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743815 10 2

(CUSIP Number)

12/ 31 /03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fletcher J. McCusker

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 519,898 6. Shared Voting Power 0 7. Sole Dispositive Power 519,898 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 519,898

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
The Providence Service Corporation
(b)	Address of Issuer’s Principal Executive Offices
5524 East Fourth Street
Tucson, AZ 85711

Item 2.

(a)	This Statement is filed by:
Fletcher J. McCusker
(b)	The business address is 5524 East Fourth Street, Tucson, AZ 85711
(c)	Mr. McCusker is a citizen of the United States.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
7438 15 10 2

Item 3.

N/A

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 519,898[1]

(b)	Percent of class: 6.2%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 519,898.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 519,898.

(iv)	Shared power to dispose or to direct the disposition of: 0.

[1]	Based upon 8,346,338 shares of common stock outstanding as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 12, 2003.

[2]	This amount does not include 47,450 shares of common stock of The Providence Service Corporation held in The Fletcher J. McCusker 2003 GRAT, a grantor retained annuity trust, because Mr. McCusker does not have or share voting power or investment power over such shares and therefore does not beneficially own such shares under Rule 13d-3 or for purposes of Section 13(g) of the Act.

Item 5.    Ownership of Five Percent or Less of a Class

N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004

/s/ Fletcher J. McCusker
Fletcher J. McCusker